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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No.   )*

                          Cardinal Realty Services, Inc.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   141538 10 08
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 February 26, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 141538 10 08
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO,AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                214,311
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               214,311
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     214,311
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 141538 10 08
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF,AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                100,000
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               100,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 141538 10 08

     This original Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, for the purpose of reporting an acquisition by Turkey Vulture Fund XIII, Ltd., and certain dispositions by the Richard M. Osborne Trust, of shares of common stock, without par value, of Cardinal Realty Services, Inc., an Ohio corporation.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of common stock (the "Shares"), without par value, of Cardinal Realty Services, Inc., an Ohio corporation ("Cardinal"), which has its principal executive offices at 6954 Americana Parkway, Reynoldsburg, Ohio 43068.

Item 2.   Identity and Background.

     (a) The persons filing this Schedule 13D are Turkey Vulture Fund XIII, Ltd. (the "Fund") and the Richard M. Osborne Trust (the "Trust"). Richard M. Osborne is the sole manager of the Fund and the sole Trustee of the Trust. The Trust is a member of the Fund.

     (b) The address of the Trust and business address of the Fund and Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. The Trust was established by Mr. Osborne for estate planning purposes. Mr. Osborne is President and Chairman of the Board of OsAir, Inc. ("OsAir"), a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to each reporting person and Mr. Osborne.

     (e)  Negative with respect to each reporting person and Mr. Osborne.

     (f) The Fund is an Ohio limited liability company and the Trust is trust organized under the laws of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were purchased for the aggregate purchase price of approximately $3.3 million. The Fund acquired such Shares with a combination of (i) $300,000 in working capital of the Fund, and (ii) approximately $3.0 Million in margin debt. The margin debt is held by Everen Securities, Inc. ("Everen") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The Shares reported herein as being owned by the Trust were previously reported in the Schedule 13D Statement dated January 13, 1994 and the five amendments thereto filed by Mr. Osborne. Such Shares were contributed to the Trust by Mr. Osborne subsequent to the filing of the January 13, 1994 Schedule 13D and the amendments thereto.
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CUSIP No. 141538 10 08

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on certain of the Shares reported herein as having been acquired by the Fund and certain other securities owned by the Fund. A copy of the agreement setting forth the terms of the Everen margin debt is attached hereto as Exhibit 7.1.

     Interest on the DLJ margin debt is charged in accordance with DLJ's usual custom, at a rate permitted by the laws of the State of New York. Interest charged at the close of a charge period is added to the opening balance for the next charge period unless paid. DLJ has a lien on certain Shares reported herein as having been acquired by the Fund and certain other securities owned by the Fund. A copy of the agreement setting forth the terms of the DLJ margin debt is attached hereto as Exhibit 7.2.

Item 4.   Purpose of Transaction.

     The Fund and Trust purchased the Shares for the purpose of investment. Depending on market conditions, developments with respect to Cardinal's business and other factors, the Fund, Mr. Osborne and the Trust reserve the right to dispose of or acquire additional Shares. Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of the Fund, the Trust, nor Mr. Osborne presently has any plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cardinal or any of its subsidiaries;

    (ii) the sale or disposition of a material amount of assets of Cardinal or any of its subsidiaries;

   (iii)  a change in the present board of directors or management of Cardinal;

    (iv) a material change in the present capitalization or dividend policy of Cardinal;

     (v)  a material change in the business or corporate structure of Cardinal;

    (vi) a change to the articles of incorporation or bylaws of Cardinal or an impediment to the acquisition of control of Cardinal by any person;

   (vii) the delisting of the Shares from any inter-dealer quotation system of a nationally registered securities association;

  (viii) a class of equity securities of Cardinal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

    (ix) any action similar to any of those enumerated in (i) through (viii) above.
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CUSIP No. 141538 10 08

     Subject to applicable laws and regulations, the Fund reserves the right to formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above.

     The Fund and Mr. Osborne are aware that Article 8 of Cardinal's Amended Articles of Incorporation purports to prohibit and declare null and void certain acquisitions of Shares that would result in a person becoming a "5 percent shareholder" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. The Fund and Mr. Osborne believe that Cardinal has waived and is estopped from asserting any rights it may have had to prohibit or declare null and void the purchase of Shares by the Fund. After careful review, the Fund and Mr. Osborne do not believe that there is any legal or factual basis for Cardinal to assert any rights under Article 8 with respect to the Shares. Therefore, the Fund and Mr. Osborne would contest vigorously any attempt to declare null and void the Fund's acquisition of Shares, or any portion thereof, or to restrict the rights of the Fund with respect to those Shares, or any portion thereof. In the event that either the Fund, the Trust or Mr. Osborne determine to make additional purchases of the Shares, they will continue to review Article 8 of Cardinal's Amended Articles of Incorporation. The Fund, the Trust and Mr. Osborne may consider, but have no present plans or proposals for challenging the legality of the prohibitions purportedly imposed in the Articles.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Cardinal, there are 3,790,569 Shares outstanding.

          The Fund beneficially owns 214,311 Shares, or approximately 5.7% of the outstanding Shares. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

          The Trust beneficially owns 100,000 Shares, or approximately 2.6% of the outstanding Shares. As the sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own such Shares. Because Mr. Osborne is the sole manager of the Fund and sole trustee of the Trust, the Fund and the Trust may be deemed members of a group under Section 13(d)(3) of the Exchange Act.

     (b) Mr. Osborne, as sole manager of the Fund and sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund and the Trust.

     (c) The Fund purchased all the Shares reported herein as having been acquired by it for $15.51 per share in a private transaction on February 26, 1996.

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CUSIP No. 141538 10 08

     During the past 60 days, the Trust disposed of Shares in open market transactions as set forth below:


                                                  Approx. Per Share Price
               Date           Number of Shares    (Excluding Commissions)
          January 30, 1996          5,000                   $17.75
          February 2, 1996          5,000                   $18.00
          February 13, 1996         7,500                   $18.50
          February 14, 1996        10,000                   $18.25
          February 16, 1996         2,500                   $18.25

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1         --   General Account Agreement Letter to Kemper
                              Securities, Inc. (predecessor-in-interest to
                              Everen) from Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.2         --   DLJ Customer Agreement

     Exhibit 7.3         --   Joint Filing Agreement

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CUSIP No. 141538 10 08


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 5, 1996               RICHARD M. OSBORNE TRUST


                                   /s/ Richard M. Osborne Trustee
                                   ------------------------------
                                   Richard M. Osborne, Trustee




                                   TURKEY VULTURE FUND XIII, LTD.


                                   /s/ Richard M. Osborne
                                   ---------------------------
                                   Richard M. Osborne, Manager



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                                   Exhibit Index

     Exhibit 7.1    --   General Account Agreement Letter to Kemper Securities,
                         Inc.(predecessor-in-interest to Everen) from Turkey
                         Vulture Fund XIII, Ltd.

     Exhibit 7.2    --   DLJ Customer Agreement

     Exhibit 7.3    --   Joint Filing Agreement